EXHIBIT (d)(2)(B)

7 Year Withdrawal Charge Rider

7-YEAR WITHDRAWAL CHARGE PERIOD

benefits

By attachment of this rider to the policy, the following withdrawal charge schedule replaces the withdrawal charge schedule noted in the Policy Specifications.

Years since receipt of each Premium Payment	Charge as a % of each Premium Payment
1	7%
2	6%
3	5%
4	4%
5	3%
6	2%
7	1%
8+	0%

Withdrawal charges are based on the amount of premium paid and the time since a premium payment was received. Each premium payment will have its own schedule of withdrawal charges based on the time since receipt. The total withdrawal charge will be the sum of the withdrawal charges for each premium.

charge

A percentage of the policy value will be deducted from the policy value on the same date in each succeeding month as the Policy date, and will continue for the life of the policy. Whenever this date falls on a date other than a Business Day, the charge will be deducted on the next Business Day. This charge is noted in the Policy Specifications.

effective date

This rider will become effective on the date shown below. It may not be cancelled after issue and will terminate when the policy terminates.

Effective Date of Rider:

Policy Date

AMERITAS LIFE INSURANCE CORP.

/s/	Jan M. Connolly	/s/	JoAnn M. Martin
	Secretary		President

7WCP 4902

7-Year Withdrawal Charge Period Rider 7WCP 4902

Monthly Charge .025%* of the policy value

* Equivalent to an annual rate of .30% of the policy value, deducted at issue on each monthly activity date. The annual rate will not exceed .40%.